Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following is a transcript of MCI, Inc.’s Fourth Quarter 2004 Earnings conference call held on Friday, February 25, 2005 at 7:30 a.m. C.S.T.:

Coordinator	Good morning and thank you for standing by. At this time, all participants are in a listen-only mode. After the presentation, we will conduct a question and answer session. I would like to remind parties today's conference is being recorded. If you have any objections, you may disconnect at this time.

I’ll now turn the meeting over to Ms. Susan Watson, Senior Vice President of Investor Relations. Ma’am, you may begin.

S. Watson	Good morning, everyone, and welcome to MCI’s Fourth Quarter 2004 Earnings conference call. We announced our results earlier this morning and you can find a press release on our Web site, as well as on First Call. With me today are Michael Capellas, President and CEO and Bob Blakely, our Chief Financial Officer. Michael and Bob will make comments about our fourth quarter results in 2005 guidance. Members of the executive leadership team are with us today in Ashburn to participate in the question and answer session that will follow.

Our comments today assume that you’ve all had the opportunity to read the release and review the financial statements that are attached. Today's conference call is being recorded and a replay will be available through March 4th. To access the replay, U.S. caller should dial 866-501-7038 and international callers 203-369-1841. The conference number is 328-5516. An audio archive will be available on our Web site, www.mci.com for at least 30 days.

Please be advised that the information on today's call is accurate as of today, February 25, 2005 and the company undertakes no duty to update. Also, our presentation includes several references to non-GAAP financial measures. For example, we will make references to EBITDA, EBITDA excluding impairment charges, EBITDA margins and the adjusted and run-rate EBITDA, which excludes reorganization, severance expense and other unusual transactions, respectively. In accordance with SEC Regulation G, we have posted a reconciliation to GAAP measures on our Web site.

Finally, today's presentation may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these statements are based on assumptions that management regards as reasonable, but they cannot be guaranteed. For a list of operating assumptions and risk factors that could cause actual results to differ, please refer to our press release and to the Risk Factor section of our Form 10-K on file with the Securities and Exchange Commission.

Now, it’s my pleasure to introduce Michael Capellas.

M. Capellas	Thank you, Susan, and welcome, everyone, to our fourth-quarter earnings call. I do realize the weather was a bit difficult in some parts of the country, so we appreciate you hanging in there with us.

Since our last call on November 4th, we have remained focused on improving operating results in the short-term and developing plans that expand our opportunities going forward. We know what a long-term success will be determined by our ability not only to manage costs and provide industry-leading service quality, but also to maximize new revenue opportunities by developing new IT-based products and services to meet changing customer requirements.

On January 19th, we took an important step towards executing our next generation IT-focused strategy by acquiring NetSec, a leading provider of management professional security services for global corporations and government agencies.

NetSec, whose revenues have doubled every year since their inception in 1998, helps MCI advance our leadership in the fast-growing security space and accelerate the growth and profitability of MCI’s enterprise market. We anticipate attractive revenue opportunities as we begin to offer NetSec products and services to our high-end corporate and government customers.

From our results today, you can see that we’ve made good progress against our operating goals, specifically. Revenue in the fourth quarter was $5 billion, down $102 million or 2% sequentially, primarily reflecting changes in the consumer market. We should also highlight the data revenue increase on a sequential basis. Enterprise revenue grew slightly and commercial markets revenue was essentially flat.

Access costs were slightly lower compared to those in the third quarter and down more than $1.2 billion compared to full year 2004, reflecting our initiatives in network grooming and the benefit of a comprehensive circuit analysis. Because access costs remain our single largest expense item, it will continue to be an area of intense focus.

SG&A declined another $200 million sequentially and almost $600 million compared to the same quarter last year. For the full year 2004, we reduced SG&A by approximately $1.3 billion or 19%. As a result of these efforts and other benefits, EBITDA for the fourth quarter was $774 million, well above plan in our recent guidance. You should be aware that the fourth quarter results included some unusual transactions, which Bob will review in a few moments. Run rate EBITDA was $528 million in the fourth quarter.

Finally, during the quarter, we launched and communicated a company-wide strategy with four key pillars. They include: Achieving IP leadership; offering next generation products and services; radically simplifying the way we do business; and improving our financial structure. These four strategic pillars will help MCI take advantage of the market force that’s shaping the industry and able us to react faster to changing customer requirements.

As you know, our business is organized into three segments. We fully allocate all costs to those segments. Our enterprise market segment incorporates our largest global and government customers, MCI Solutions and our conferencing business. The group provides mission-critical communication services and support to customers, such as Nasdaq, Daimler Chrysler, the FAA and the Department of Defense.

In the fourth quarter, enterprise revenue was $1.2 billion, down 3% year-over-year, but up one percent sequentially, reflecting improved trends in data. EBITDA grew 10% sequentially and 69% year-over-year to $258 million in the quarter, representing an EBITDA margin of 21%.

Our private IP services continue to grow in 2004, in terms of both revenue and customers. The number of customer sites on PIP network increased five-fold to more than 30,000. Private IP was extended into China, India and the Middle East, enabling customers to connect from more than 90 countries, utilizing a range of secure access methods including Frame, ATM, IP, DSL and satellite. In addition, Private IP customers can also connect remote users to corporate resources and use the Internet using MCI’s Secure Interworking Gateway.

To expand our DSL and IP VPN product portfolios, we introduced the trio of DSL access services in the fourth quarter. We now provide broadband connectivity to more than 85% of the available DSL locations in the U.S. Through our agreement with New Edge Networks, we extended our broadband geographic coverage at access options.

MCI's enterprise segment won several new global government contracts during the quarter. For example, Ryder, a leading transportation company, extended its existing agreement with MCI to include MCI IP

VPN broadband and enterprise-managed firewall to provide fast Internet access to nearly 700 remote locations, with secure connections to its headquarters.

One of our strategic pillars is to deliver next generation products and services. As part of delivering on this pillar, we introduced four centers of excellence, including managed network services, security, hosting and contact centers. These centers will enhance our ability to leverage our technology expertise, professional service skills, to help customers optimize their business infrastructure.

Our first COE, managed network services, builds on MCI’s 15-year heritage of managed networks of all sizes across public and private backbones. In the fourth quarter, we extended our network-managed services deeper into the customer's premise, with the launch of LAN management. The integration of local area networks and wide area network management into a single end-to-end solution allows us to improve the performance and reliability of customer's networks and ideally positions enterprises to carry voice, video and data over a single, converged network. More and more, customers are demanding end-to-end services from a single provider, and we anticipate that this trend will accelerate.

Our second COE, security, enters customer's increasing requirements for secure communications. In response, MCI met the needs of our customers with the rollout of several new security services in 2004. Beginning with end-user protection, we offer services that secure laptop applications, including end-point security, personal firewalls and SSL. At the customer edge, we offer firewalls and intrusion detection and protection services. Within the network, we offer e-mail content and are in the process of deploying network-based wide area and defense network services, which help protect against and mitigate denial of service attacks. With the addition of NetSec, we will now offer comprehensive vulnerability assessment and remediation for our mission-critical government and business customers.

Hosting is our third COE. Hosting offerings expanded in the fourth quarter with the introduction of enhanced SmartBackup, a new fully managed disk-to-disk data protection service that helps companies strengthen their business continuity efforts.

We also successfully completed a compliance audit for FAS 70 type I and II standards, providing customers the ability to provide compliance to FAS 70 standards, document their technology control activities and support Sarbanes-Oxley.

As for contact centers, our fourth COE, MCI has a long history of providing advanced call management capabilities to many of the world's most sophisticated customers, including seven top financial institutions in the United States, as well as several agencies of the federal government. In the fourth quarter, our enhanced call routing minutes grew 17% and set a new single month record with 1.4 billion minutes processed.

MCI's Web center services is also experiencing solid growth, as the number of seats nearly tripled in 2004 and are expected to double at the end of the first quarter 2005. In the fourth quarter, one of the country’s largest financial institutions decided to move approximately 44 million minutes of monthly enhanced call routing traffic to MCI.

Our sales and service segment is composed of commercial markets, which contain small, medium and large business customers and mass markets, which includes consumer and very small business customers. SkyTel is also part of this segment.

In the fourth quarter, segment revenue was $2.1 billion, down 5% sequentially and down 15% year-over-year. Virtually, the entire sequential decline is attributable to mass markets and reflects the reductions of our consumer marketing and customer acquisition initiatives.

Segment EBITDA was $373 million in the fourth quarter, up 14%

sequentially and more than double the year earlier level. SG&A expense declined disproportionately, in this segment down 36% year-over-year, reflecting the downward trends in our marketing program and advertising commitments for mass markets.

Within U.S. sales and service, commercial markets generated $957 million of revenue in the fourth quarter, flat compared to the third quarter. Internet and data services revenue was higher sequentially and offset the decline in voice revenue in the quarter.

Our commercial branch structure, with its full service team of sales, technical support and customer service, over 91 sales office, is truly a strategic differentiator and one that our customers value. While others are shifting away from high customer touch to more centralized structure, we have consciously chosen to provide end-to-end service with feet on the street, where our customers relocated.

In November, we launched an integrated services offering for small business, which bundle local, long distance and Internet access in 11 U.S. metropolitan areas. An additional 15 markets were added in January for a combined coverage of more than 40 cities.

During the fourth quarter, we signed several new commercial customers,

including Lyondell Chemical, Transeastern Home and Liberty International Underwriters. A common thing among these customers was consolidation of providers and purchase of convert solutions to carry voice, video and data on a single global network.

Our mass markets business generated revenue of $1.2 billion in the quarter, a decline 9% sequentially and 21% year-over-year. Long distance services revenue declined 30% from the fourth quarter of 2003, reflecting continued rate, competition and product substitution.

Reduced marketing and customer acquisition activity was also evident in our local revenue, where growth turned negative in the fourth quarter. While we continue to offer quality service to our existing customers, we expect the realities of the market and our limited sales efforts will increasingly result in lower subscriber totals and revenue and we have seen previously, we’ll continue to size of the business with the available market opportunity.

Our third segment, international and wholesale markets, generated revenue of $1.6 billion in the fourth quarter, down 9% year-over-year, but flat sequentially, reflecting the benefit of foreign currency exchange. The year-over-year decline was caused entirely by declines in domestic wholesale business, due to pricing pressure and customers migrating to their own networks.

Segment EBITDA was $143 million in the fourth quarter compared to $58 million in the third quarter, and a negative $25 million in the fourth quarter of 2003. This improvement was achieved as a result of our efforts to focus on more profitable revenue and to tighten cost controls. International revenue was $951 million in the quarter, up 4% sequentially and 5% year-over-year, reflecting higher voice revenue driven by volume gain and favorable currency exchange that offset the impact of price compression.

Our focus in international markets is on large business customer accounts with more complex and cross-border requirements. To sufficiently and profitably to service these customers, we continue to expand our MTOS network in the fourth quarter. Our NCF deployment is expected to … access economics overseas.

During the fourth quarter, corporations headquartered outside the U.S. continue to turn to MCI to support their migration to IP-based networking and communications services. For New Yorker of Germany, a leading fashion company, we provided an Internet access network solution to connect all of its 380 stores across Europe, while Lundbeck, a Danish pharmaceutical manufacturer signed an agreement for our … Private IP,

Internet access and Internet collocation hosting services.

As a testimonial to our customer dedication, our regional Asia-Pac customer service center located in Singapore was named the best in service in the region by Call Center Council of Singapore. Having just visited that center, I can tell you I was absolutely amazed at the technology that that group of people has been able to deploy.

MCI's domestic wholesale revenue was $696 million, down 4% sequentially and 23% year-over-year. In 2004, we introduced the wholesale voice service, which enabled more than 100,000 subscribers by year end.

Now, I would like to ask Bob Blakely to review our financial position and discuss our planned assumptions for 2005.

B. Blakely	Thank you, Michael. We ended the year with $5.5 billion in cash, cash equivalents and marketable securities. The portfolio of near cash investments is yielding money market rates of approximately 2.4%. Capital expenditures were roughly one billion dollars in 2004. The other principal uses of cash were bankruptcy settlements, which totaled approximately $1.4 million; cash distributions to shareholders in the form of quarterly dividends of approximately $250 million; and the initial interest payment on our senior notes of $202 million on November 1. On February 11th, our board of directors declared another quarterly distribution of $0.40 per share payable on March 15th.

During our last earnings call in November, we indicated we expected to meet or exceed our $2.3 billion EBITDA guidance. Based on that guidance and year-to-date results, many of you expected us to generate at about $500 million of EBITDA in the fourth quarter, which we exceeded. EBITDA for the fourth quarter was $774 million. To be consistent with prior period reporting, we would add back severance and reorganization cost totaling $24 million, so adjusted EBITDA would have been $798 million.

Fourth quarter operating results included approximately $270 million of unusual transactions, comprising of $100 million dollar gain on bankruptcy claims and the adjustment of related reserves; a $66 million increase to revenues, due to reduction in billing credits; and $104 million net in other items, primarily from changes in the bad debt accrual rate, due to better operating performance; value-added and property tax settlements; and finally, an increase in access costs of approximately $25 million for a vendor settlement. Without the impact of these items, EBITDA would have been $528 million.

You may remember that our guidance anticipated positive net income in the fourth quarter. However, income tax in the quarter was $415 million or 117% of pretax income. The additional taxes resulted from higher state and foreign income tax provisions.

Our 2005 plan assumes that no significant additional changes occur on the regulatory landscape, our capital structure or our asset base. Within that framework, we expect that revenue will decline to $18 million to $19 billion, primarily reflecting a sharp decline in mass markets revenue and a more selective approach to our domestic wholesale business.

MCI expects to generate operating income before depreciation and amortization of $1.8 billion to $2 billion in 2005. Our plans assume that new services generate incremental revenue and margin in the second half of the year. We anticipate capital expenditures of approximately one billion dollars in 2005.

As Michael said, we are focused on new products and service offerings in private IP, security, hosting, contact center services, and managed network services. In addition, we will continue to invest in ultra long-haul technology to improve efficiency and reduce costs. Finally, we are continuing our MPLS expansion, and we’ll be implementing new high speed core routers to complement our tremendous Edge growth.

Depreciation and amortization is expected to be $1.4 billion to $1.5 billion in 2005 compared to approximately $1.9 billion in 2004. Assuming no change in our current capital structure, we’ll incur interest expense of about $440 million, reflecting the new higher coupon on our senior notes.

I'd also like to mention a couple of cash flow items. First, we originally budgeted approximately $500 million for dividends in 2005, payable quarterly at a rate of $0.40 per share, subject to board approval. However, given our recent agreement with Verizon, we now expect to pay about $127 million on March 15th, and about $1.3 billion or $4.10 per share after the shareholder vote. Finally, exclusive of dividend payments and bankruptcy settlements, we expect to be cash flow positive in 2005.

Now, I’ll turn it back to Michael for some closing comments.

M. Capellas	Thanks, Bob. Before we take your questions, I'd like to summarize our highlights. First, revenue is stabilizing in our core business, notably enterprise and high-end commercial. We beat our EBITDA guidance in 2004, demonstrating that we can adjust our cost to match revenue. We expanded our target market by introducing new products in fast-growing areas, such as managed network services, security, hosting and contact centers. Our financial condition remains strong, with cash nearly equal to outstanding debt. Finally, we know that our consumer business will continue to climb in 2005, perhaps sharply, and we will reduce our costs accordingly. On reflection on the whole year, I'm sure I can speak for our entire management team in thanking our dedicated employees for their incredible progress over the last 12 months.

As you know, our board accepted on February 13th, a bid of $20.75 per share from Verizon to combine our company. In Verizon, we see a partner that complements our product portfolio, adding wireless voice and data, broadens our customer base, increases customer confidence, and positions us to deliver the advantage of a lower access cost network. It also allows us to accelerate the delivery of our next generation services, of which we have certainly seen the progress in the fourth quarter.

We’ve combined Verizon's financial resources with MCI’s innovation, Verizon's consumer, SMB and wireless capabilities with our strength in enterprise government and international markets; Verizon's last mile with MCI's global facility; and finally, Verizon's footprint that includes 70% of the Fortune 500 at our enterprise leadership position. In the end, our board, which has been a standard for good corporate governance, concluded that this is the right partner to enhance the value of our … and deliver shareholder value.

Over the coming weeks and months, we will be focused on our business plan, so that we can deliver quality service to our customers and financial results to our shareholders. Concurrently, we’ll be preparing the proxy, making regulatory filings and planning a shareholder vote. We will do our utmost to complete the transaction in a timely and efficient manner.

The board recognizes and acknowledges the input from our shareholders, remains committed to diligence and fulfilling its fiduciary responsibilities. We acknowledge receipt of Qwest’s proposal and remain respectful to all parties. We will fully comply with the terms and process as outlined in our merger agreement, which were a matter of public record available on file at the SEC. Accordingly, we’ll be focused on operating results until the board has the opportunity to fully evaluate any new information.

Now, we would be happy to take your questions. I might add in addition to Bob Blakely, I have with me today Wayne Huyard, President of U.S. Sales and Service; Jonathan Crane, our Chief Strategy Officer; Fred Briggs, President of Operations and Technology; Dan Crawford, Acting Head of International Wholesale; and Anastasia Kelly, our General Counsel. Now, I would like to open it up for questions, please.

Coordinator	Thank you, sir. The first question comes from Mr. Jason Armstrong, Goldman Sachs.

J. Armstrong	Thank you. Good morning. I’m wondering if you can help us with the sense, as to how the enterprise and the wholesale business might scale if it was significantly larger sized. In this respect, hypothetically, if you were to have a substantial influx of either enterprise and/or wholesale business over the next year, what do you think the incremental margin would be for these two businesses?

And then, related to that, if you were to get further sort of substantial influx of business over the next year, could you accommodate with the existing headcount you have now, given that you have been so aggressive in headcount reductions, or would you have to add employees at that point? Thanks.

M. Capellas	Great question. So let me break this into a couple of different pieces. On the pure enterprise IP and backbone side, one thing we are very comfortable with is the amount of capacity that we have available, particularly on the data side. So we would be running at somewhere around rates of about 40% of capacity utilization in some of our areas, and maybe a blended overall rate of 60% when you take it as a total. We have really in place, dedicated account teams who have done just an incredible job of really training on multiple products, so we could actually probably scale our sales base pretty well. Our coverage model is pretty good, particularly in all geographic spaces.

On the new services stuff, we definitely have hosting capacity, so we could add hosting capacity at a pretty quick level. We could scale our professional services and security, where we’ve just had the NetSec folks come in onboard.

So in terms of scale, we are pretty comfortable on the high-end of the market that we could absorb a fair amount of capacity in a pretty meaningful way, and as we continue to put all this … so that you look at the efficiency of the force management, we really see no degradation of service quality in any area. So we feel pretty good about that.

Internationally, there is no question that we have capacity across the board, in fact, on this case where we could really use some volume.

On the incremental margin, the question really comes down to, how well we do in optimizing access costs, because at the end of the day, we can scale all the SG&A side of it, I think, without a whole lot of incremental effort, so we just got to continue to do what we’re doing to get access costs. Maybe I’ll ask Fred to comment on it.

(Speaker far from mic, hard to hear.)

F. Brakes	One of the things that incremental volume always gives you is the ability to scale on access is, the more volume you have is the more you can take on that, and the higher percentage on that, the better your margins are going to be. So the more wholesale our enterprise, particularly the enterprise space is the more on that that you can bring, particularly with the new technology we are doing with … access, where we’re bringing more and more on Net. In general, you can bring more on Net and your margins would be better.

M. Capellas	I think the other thing that we’re really seeing is the game has really changed. When you pick up the transport, what we’re really picking up is the scale on the other services. We’re really start to see that kick in, so a lot of it is also on the next gen stuff where the margin tends to be a little higher.

Coordinator	Our next question comes from Lee Cooperman, Omega Advisors.

M. Capellas	Mr. Cooperman, it is so nice to hear from you.

L. Cooperman

Likewise. I always listen to your remarks, and I just get so excited about the prospects of that business. I see the price that we’re willing to sell for doesn't really compute or relate to the kind of optimism you expressed about your business. I have four questions: one, given what’s going on in the merger activity, is any attempt to refinance that balance sheet can be put at back burner or we move ahead on that score, because we’re seeing we have lots of cash and lots of debt?

M. Capellas	Why don't you give me all four questions? We’ll take them… That work for you, Lee?

L. Cooperman

Thank you. That will be good. Second, if you put altogether, your budgets for ‘05, what kind of free cash flow are you anticipating generating? You mentioned a bunch of different numbers. I’m on vacation now, so I compute slowly. Third, we’re spending a billion dollars in cap ex. Where is that money going, and what kind of returns are associated with that capital investment?

Fourth, what has to happen for you to sit down with Qwest, just a common sense question? The Verizon offer is actually slightly less than $20.75 since their stock is lower than it was at the time of the announcement, and Qwest is about the same as their announcement. So the market is telling you that they’re not happy. The stock is what, 22, 23 or something like that. What has to happen that we can have a rational timetable to this process, where you can legally set down with Qwest, if you could just kind of take us through that? So four questions.

M. Capellas	Okay. Thank you, Mr. Cooperman.

L. Cooperman	Call me Lee; all my friends do.

M. Capellas	Thank you, Lee. I do have the spelling of your last name down, though, I’m quite good by this point. Okay. So first question was balance sheet restructuring, are the efforts going to continue? Mr. Blakely, would you please handle that one?

B. Blakely

I think on that, Lee, we would wait until after the shareholder vote, which hopefully won't be too long; but given what's in the marketplace, I think we need a little more certainty before we proceed ahead on that.

M. Capellas	Secondly, on free cash flow, what I said for ‘05, Lee, our estimate is that we would be cash flow positive before distributions and the payment of bankruptcy-related claims.

L. Cooperman	Order of magnitude?

M. Capellas	Moderate. Okay. Third question was cap ex and--

L. Cooperman	Where is it going?

M. Capellas	We have obviously the capital. We’re paying more interest; that's why I gave you the interest number. We pay twice as much interest out in '05 as '04 on a cash basis, Lee, and there’s a little bit of use of working capital on that number. Obviously, we’re going try to do better on that, but I don't have all the metrics and improvements laid out at this point.

L. Cooperman	You mentioned that the capital expenditure to be about a billion dollars. At 320 million shares outstanding stocks, 22, 23, you're spending almost 15% of your equity market cap in cap ex. What kind of return does that cap ex bring you? Do you have to spend it just to stay current, then you get no return, or do you expect it that that cap ex would generate a return in the future? This is a pretty significant number relative to our market cap.

M. Capellas	Lee, I'll take that one. This is Michael, and I am going to ask Fred Briggs to help me out here. In broad strokes, and then we'll get it down to the specifics. So, conceptually, one is we are continuing to invest in the new product development efforts we have. There is no question the business is in a state of transition, particularly with the areas of hosting managed services and the interconnection point of MPLS, which, really, over time the return is to drive your access cost dramatically lower because you bring more on Net, and you cut the difference charges you have for access. So we have got to continue, particularly in the face quite frankly, in some of the mergers that we see, obviously, you’ve had two big players and a lot of those merges were based on access economics. So we will continue to roll out MPLS, the node structure dramatically improves our profitability in our international markets, and we started to see that. It opens up India and China, which are absolutely the fastest growing segment in the market. So a lot of it is on the new product development side.

The second thing we’ll do is continue on the ultra long-haul. Again, it allows us to actually have much higher rates. You probably saw that we set some actual records for the speed of going across the wide area network; we’re implementing soft switches that puts a lot more flexibility into the network.

So what we have is these are continuing advancements of the convergence to a single IP network that allows us to dramatically consolidate everything we have, puts ultra long-haul in for both performance and access, rolls out MPLS for new networks, and then allows us to continue our product development in the next generation services with some security services, some expansion to hosting, and certainly, our integrated Web and contact centers.

We invested pretty heavily in the second half of 2004. If you go through sort of the comments where you saw some of the returns starting to show, I think a lot of our story in 2004 is while we cut a lot of costs, we’re also able to really reinvigorate or new product development. That may be our biggest single accomplishment for the year, so that's line by line.

The fourth question you asked was--

L. Cooperman

Let me help you a little bit, if I could. I’m not a critical thus far in MCI board of management behavior. I think you guys have done a very fine job in representing the shareholders. I am saying that sincerely, but I think there are four things that seem to me have happened since we rejected Qwest.

The first thing that happened is the GSA took them off their list for potential suspension, very significant because I know the GSA is your largest customer. Secondly, you’ve met with a bunch of your shareholders, and I think you’ve learned a little bit about, perhaps, the risk profile that your shareholders are willing to assume. They certainly have encouraged you, I think, I’m not speaking appropriately, they have encouraged you to explore it if we legally can, the alternative.

Third, Qwest has come back with some modest revision, disappointing, but some modest revision in what they had to originally propose. For the moment, the Verizon offer is worth less than the original $20.75. I personally find an objection to that contingent payment at the end, where I could wind up getting less than even $20.75. All I really want is a legal question, is what has to happen for you folks to be legally able to sit down with Qwest and to figure out who is, in fact, the best offer, or do we just drag this on without regard to the time, value of money, etc.? Just a kind of common sense, non-legalistic type of response, what has to happen for us to just be willing and legally able to speak with Qwest to find out what they got in their mind?

M. Capellas	I think I will probably end up making comments to that at the end, but I think I will pass this question over to our common sense General Counsel, Anastasia Kelly, to give you an answer on that.

L. Cooperman	That’s an oxymoron for general counsels, but I am only teasing.

A. Kelly	Thanks, Mr. Cooperman.

M. Capellas	Lee, that’s one place I am absolutely not going. So I’ll pass it over, and then I do thank you for your question.

L. Cooperman	Thank you very much. Again, I am complimentary to this point in the conduct of the board of the management. You guys are doing your best job for us, and I appreciate that.

M. Capellas	Thank you, sir.

A. Kelly	Lee, thank you. This is Stasia Kelly. As Michael said, and as we said in our statement last evening, we’ve acknowledged Qwest's offer. Our board, which is a model of corporate governance, as I think you know, will thoroughly review and analyze Qwest's revised proposal, just as it did the prior proposal.

The exact timing you asked about, I don’t think we can estimate because the board will take the time it needs to analyze and review the proposal, and to take the appropriate next steps. I would just say, consistent with both our obligations under the merger agreement and the board’s fiduciary obligations to shareholders, the board in conjunction with its advisors will determine what steps are necessary in order to make sure that the analysis and the review is thorough and done correctly.

M. Capellas	Yes. So if you look at the merger agreement, it actually is quite specific about the steps. We file that, so that’s publicly available. Anyway, thanks a lot. We’ll take another question now, please.

Coordinator	Thank you. Our next question comes from Simon Flannery of Morgan Stanley.

S. Flannery	Thank you. I wanted to, if you could expand a little bit more on this first half versus second half commentary, are you saying that EBITDA in the first half might be below EBITDA in the second half to get to the full-year guidance and revenues, and what might be driving that more specifically?

And then, secondly, on UNE-P, we saw a sharp drop in consumer. Are you going to be looking to sign long-term deals with some of the other Baby Bells to try to avoid some of the major UNE-P sort churn over the coming quarters, and where does that stand? Thank you.

M. Capellas	I’ll give you a little bit of a general trending. As you know, we give total year guidance, but I will give you some general thoughts about the quarterly trending, and then I will pass it over to Wayne to handle the UNE-P question. Actually, let’s do it reverse. Wayne, you want to take the UNE-P question?

Wayne

Sure. Our strategy and our market participation in consumer in the future will be a function of economics. Our basis has a modest, based on the TRO, price increase for the next few quarters. So the next few quarters, it really is an issue of new acquisition. As you know after March 11th, we’ll no longer be able to enjoy cost-based UNE-P rates.

So we are, Simon, in active discussions now with the ILECs for UNE-P to try to arrive at commercial rates that are acceptable to us; and we are also in active negotiations with other carriers for UNE-L. As you may know, we announced several months ago, an agreement with McCleod, for example, for UNE-L in their territory. Fred and myself continue to evaluate the economics UNE-L internally.

So we are going to do the bottom line as much as we can to preserve the business as long as we can; but that participation is going to be a function of economics, and there is a great deal of uncertainty there, so we can't, with any kind of clarity, tell you exactly how it’s going to unfold. It’s a very dynamic situation at the moment.

M. Capellas

On the pattern for the year, normally, seasonally, you’ve always traditionally seen in the business, not that I’ve been around as long as some of others in the room here, but normally, seasonally, you’ve seen a bit of the first quarter volume decline, which is really pretty much just traditional seasonal patterns. So you have a normal sort of first quarter, but more fundamentally, you do have a switch of a sliding consumer business, offset by the fact that we really start to pick up some of the real gains relevant to some of the new services revenue, and we are definitely starting to see that.

We’re also starting to see on the acquisition side, pricing starting to firm on new acquisitions. I always don't want to get ahead of my headlights here, and I always put a little bit of caution, that you still have sort of a base question, but we are starting to see some of the new services start to really affect the margin rate, so that’s pretty evident. We now have a couple of quarters of that showing. So I think you have sort of a normal seasonal pattern with the early part of the year with declining consumer business starting to be offset, as some of these new products start to really come onboard. That’s not something we’re just sort of betting on that we haven’t seen any evidence of, so we’re starting to see some evidence already in our fourth quarter results.

S. Flannery	Thank you.

Coordinator	Thank you. Our next question comes from John Hodulik of UBS.

J. Hodulik

Thanks. Good morning. A couple of questions: first, I guess I was surprised in terms of guidance for 2005 about the margins. It looks like the guidance is for similar margins in '05 to what we saw here in '04, or at least fourth quarter, rather. Obviously, MCI is still somewhat behind AT&T in terms of overall EBITDA margins. I was just wondering what are the dynamics behind that, as to price declines versus the availability of additional cost-cutting and why you will not continue to see margins expand.

And then, second of all, you talked about the new services seeing better margin or better pricing potential in terms of new customers. Can you talk about the effects that you may be seeing in the market already as it relates to AT&T and their acquisition? Have they been more aggressive in terms of pricing, because they now have this access advantage in the third of the country or are you seeing any changes in their behavior? I realize it has been a very short period of time and that that deal is nowhere near closing, but if they changed their attitude at all. Thanks.

M. Capellas

I think you had a couple of things there. Obviously, one, I think you know what the pattern of our guidance has been and our philosophy, so I don't think I need to go into a lot about that. On the margin side, you are seeing the offset of the consumer side of where our margins traditionally have been relatively strong, and it's not like we’re starting today. We have started several quarters ago, starting to replace that with alternative services. So you really have what I call the “two angles.” You have the traditional sort of winding down of the LD business, particularly on the consumer side, and the ramp up of the two. The question is always where those angles cross.

Obviously over the second half of 2004 and first half of 2005, you see that, and you really see it dramatically in the customer option. It’s so fundamentally different how you sell things. You sell dedicated point to point capacity on private IP and you lay your services on top of that; and the shift is so structural that, that’s what you’re seeing the change being.

On the good news, I think we identified the trend, and at least got somewhat ahead of it. On the other hand, there is a transition the whole business is going through. I think you're seeing this trend actually play itself out into why more and more of these big combinations are going to fully vertically integrated offering, and that’s the nature of the new world.

Relative to the SBC-AT&T combination, very clearly, as a question of public record, the reason why they did that was one-well, they had many reasons for doing it. As you pointed out, one of the end results is it is a dramatic access cost of structural shift, and they will be able to put a dramatic amount of their properties on Net. It means they will have to obviously go through the normal process of going through the merger, and we’re completely respectful that they will do that. They will compete in a sort of a fair way, and I have nothing to be disrespectful there, but as you look out, there is no question that you could see a 25% to 30% differential access economics over time.

So the real question is if we started to see it yet, you could never say that you’re ever seeing something that quid quo pro, exactly what that is; but we are very conscious that the economic dynamics will change, and we are starting to sort of think through about all the things we do to do that. A lot of where our strategy has been is how do you sort of make sure that you are able to compete effectively against a complete shift in access regime. At the most fundamental level, the access cost regime is changing, will change even more with these mergers, and that's why we put a strategic imperative to go out and to make sure we can compete.

Coordinator	Thank you. Our next question comes from Jason Bazinet of JP Morgan.

J. Bazinet	I have two quick questions, one on free cash and one on SG&A. I guess a lot of the bearers on your stock, I think, have not focused on the contribution that bad debt has had on your cash from operations. Specifically, historically, if you look at your numbers, you're taking a higher bad debt provision than the bad debt expense has actually been, which has been a fairly meaningful contributor to free cash from operations. And you mentioned, I think, earlier on the call that you are changing that bad debt provision. I was just wondering what the means, I guess is that the $1.8 billion to $2 billion EBITDA may be worse than we think to the extent that that's not going to be a contributor of free cash. I was just wondering if you could just comment on how much cash contribution are you anticipating or how closely you imagine what you think the true bad debt expense will be relative to what is going to hit the EBITDA line?

M. Capellas	We’re going to two-tier the answer. I'm going to give you sort of an operational answer, and then I’ll let Bob actually give you probably the more finite answer. But what we’ve seen is the bad debt improvement has been a function of three operational improvement areas. First one is, as you probably have heard me talk about in the past, we over the last two years, have really gone to a full profitability model, where we have division managers and general managers who are now responsible for the full business. And as part of that business, they get DSO, day sales outstanding targets, they take the hit directly to their P&Ls, and what we have seen is more selective and better just general management across our divisions, which is something we put into play.

The second thing is, we’ve been more selective on the wholesale side. So we simply have paid attention to some of the customers that may be traditionally we wouldn’t have taken contracts with, which we are more cognizant of the risks.

The third side is, there’s no question that when we were active in customer acquisition in the consumer side, that you obviously whenever you take a new consumer customer, your bad debt experience is going to be relatively high and your churn is most obviously seen in the first deal literally three weeks of when you have the customer. And so a lot of the bad debt was there.

As we go sort of back out of new acquisition of consumer customers, you will see that effect take place, and we've sort of been there for a while. So

I think what you’ve seen is we sort of seen a normalized as we’ve driven the year-end, we sort of trued up and made those reserves appropriate to our experience. And all it says is our reserves have gone down because our experience has improved, and our experience has improved because we’ve done some operational things to make them improve. So I think that sort of gives you the business reason. Any comments on the finance side?

M	Well, I think I … the same way. If you just look at the performance and the focus as we’ve come out of bankruptcy, Jason, we’ve just been a lot more focused on the billing adjustments, which I mentioned, and also bad debt. In the consumer side with a lower acquisition rates, we've had some help, and frankly, on the enterprise side, we’re at a very low bad debt rate. So we’ve just seen improvement in the year, frankly, as we moved from the focus and attention on bankruptcy to operating results. I think the answer is into '05, the incremental improvement will certainly not be as much as we saw in '04.

J. Bazinet	Is it fair to say, then, that if we compare your EBITDA margins in '03 to '04 to your guidance in '05, you're actually projecting EBITDA margin compression on apples-to-apples basis? In other words, if we put your true bad debt expense back up on the EBITDA line--

M. Capellas	---Certainly, if that's the only factor you look at, but the other thing is there’s increased SG&A in new products in '05 as well, so I don't think it’s quite that straightforward. There's more than one factor that's driving this. Bad debt, obviously, as you said, suggest the margin is lower, but if you look at the SG&A, and as Michael said, the development of new product, it pushes it back. So I think, frankly, that's a tough conclusion to reach.

M	If you look at the normalized number, we’ve taken those, and we’ve given you the opportunity and disclosure to allow you to back that out and look at the fourth quarter without those adjustments in them, so you can actually see the numbers trend from point to point near at 5.20 something change going into the next year.

M. Capellas	The only thing I’d add to it is the good news about those changes is, they are, in fact, real and sustainable. On the billing adjustment side, I think you really see some of the effort of Elizabeth Hackenson and her IT team doing some things on our billing systems. It really means that we’re getting much cleaner. The billing adjustments mean that we really made some measurable progress there, which is something we talked about doing in advance.

S. Kelly	Operator, we'll take two more questions.

Coordinator	Our next question comes from Avi Benus of JP Morgan.

A. Benus

Thank you very much. I guess I have three questions, two probably for Bob and one for Michael, if you don’t mind. The first would be just-when your outright dividends capacity, I know you talked about having $2.2 billion of excess cash to dividend out. What would your indentures your, debt agreement allow you in total to dividend out of the company?

The second is, what are your remaining bankruptcy claims after you’ve paid this amount this quarter? Then lastly, Michael, you've obviously been out seeing investors. Do you believe you have the requisite support you need now for the Verizon deal?

M. Capellas	Three questions there. I apologize. The first one, I just had a little trouble.

B. Blakely	I've got it.

M. Capellas	Oh, okay Bob.

B. Blakely	The first question is under our indentures, how much capacity did we have to make distribution, and Avi, it’s defined in the indenture by excess cash, plus $100 million, so that would be $2.3 billion.

A. Benus	So it’s $2.3 billion. That number can never change now other than.

B. Blakely	Well, it can change but you basically have to have cumulative net income and it will be quite a while in the foreseeable future, given the impairment charge before we would have more room under the indenture, other than--(Overlapping voices)

A. Benus	--So presumably there was a transaction and you had to pay out over $2.3 billion in cash; it couldn't come from MCI's cash today.

B. Blakely	With our current debt structure, that’s all that could be paid out.

M. Capellas	That's correct.

B. Blakely	On your second question on remaining claims, it’s about $600 million.

A. Benus	Okay, good. And just the third question, the shareholders support, do you think you have for the Verizon deal?

B. Blakely	Obviously that's, as I've already said, we will do our outmost drive through that. That's our responsibility and I just simply would not get into sort of into playing an odds game on that. We are comfortable, you’ve heard my comments, what the benefits of the transaction are. Obviously, we entered into it, so we believe in it. So we will do our outmost to do that; at the same time, we’ll just continue to honor our fiduciary responsibilities. I really don't have any more to add to that.

Coordinator	Thank you. Our final question comes from Ana Goshko of Bank of America.

A. Goshko

The EBITDA number on a normalized basis for the quarter, which you provided us as 05/28, I’m trying to compare that sequentially to what you'd achieved in the third quarter. I'm looking back at your comments in the third quarter and a comparable number was 644 and I haven’t been able to put all of these with your segment yet. I’m just wondering is that an apples-to-apples comparison on a sequential basis? And if so, I’m trying to figure out why the sequential revenue decline was 2%, while that it looks like that the EBITDA decline was 18%.

Then, secondly just a follow-up on the EBITDA guidance, is that a clean number? Is that net of any reorg, or restructuring clause severance, etc.?

Then finally a follow-up on the question on the remaining liabilities, if you have $600 million of remaining bankruptcy paydowns, I think the number that you gave in the Verizon presentation was remaining liabilities total of $1.725, so that implies that you believe your tax liabilities to the states or on an international basis is that $1.125. I just want to clarify that.

M. Capellas	Okay, let's take a couple of different pieces here. You have three questions. One, is the reconciliation of the revenue in the EBITDA sequentially. One question was on the liabilities and I apologize, the other piece?

A. Goshko	And the final one was just on the outlook, I wanted to make sure that the EBITDA outlook is a clean number. It doesn’t include restructuring or reorg or anything that would be considered one-time.

M. Capellas

Yes. A fair question. So let's do the easy one first and then, we'll go backwards. On EBITDA guidance relative to restructuring, etc., fortunately with the last two years we’ve gone through, we do feel that it we’re pretty well behind on that. That is pretty well behind us now. It is pretty well behind us and so, those are clean numbers, those were operationally.

You’ve seen quarter-after-quarter, we pretty well have seen that start to decline off and really gets that pretty well behind us. There's just a tiny little bit of residual severance that, quite frankly, is too small to even particularly worry about, so I think you go with the assumption, those are pretty clean numbers.

On the claims and liabilities, I am definitely passing that one over to Bob Blakely.

B. Blakely	One other question on the EBITDA, just to go back, the reported number for the EBITDA for the fourth quarter was 774. What we have said when we provided our normalized EBITDA is that we add back to severance and the reorganization. So on the definition, we have used consistently through the quarters, that would be $798 million as I said earlier. I also did quickly note that there were $270 million of unusual items, which would not be in the rate-rate, we’ll still get down to the 528 to give you a better sense of kind of where we start as we go in to '05.

M. Capellas	On the claims?

A. Goshko	Right. But my question there, I'm looking back for …, the transcript from the last quarter and it says that the adjusted EBITDA for the third quarter adjusting for the severance was 644. So my question is, is that an apples-to-apples comparison? What would be the right number?

B. Blakely	With the 798 the apple-to-apple comparison.

A. Goshko	So it really is a 2% revenue decline, but an 18% EBITDA decline.

B. Blakely	I don't know where you get the 18% EBITDA decline on 798.

A. Goshko	Well, from your 528 now and your 644 in EBITDA last quarter and then 18% decline sequentially?

B. Blakely

The comparable number to the 644 is the 798, Ana. If you want to look at the run-rate going in to '05, then there’s a decline, based on the run-rate, but the $270 million was part of our income in fourth quarter of '04.

On the claim's question, the claims has had to do with the international income tax claims and the bankruptcy, and state taxes. So there is three categories in that bucket of which there is a cap of $1.725 billion.

A. Goshko	Okay. Bob, I’ll follow up with you on this EBITDA question.

B. Blakely	A little bit of your question is that you're trying to go-just normalize to normalize.

A. Goshko	Yes, that's exactly where I'm going.

B. Blakely	Under our strict definition and what you going to see is, we take that strict definition taken out. There’s also going t known as there’s a couple of charges that hit during the quarter, which we just considered normal operating. For example, we have commented on our statement about a $26 million hit to access charges, which was a normal settlement that we would have had in the course of the business and we don't call that out.

So structurally, what you see is enterprise margins continue to strengthen and as you do it sequentially, you’ll find good solid improvement there. You’ll find that consumer business did, in fact, weaken and so, you'll start to see that carry through and you start to see some weakness. We saw continually decline on the wholesale side, but international profitability strengthened. You had 2% decline in revenue and you had a $26 million hit, which was the one-time hit the access charges, which was a normal sort of thing that you get. It was just a big number, which was one of our settlements, it’s one of carriers in the comment. But we’ll get you through that on the modeling.

The buy and large, what you can assume is that high-end side, both government enterprise and through international was pretty strong, continued to show improvement. Some decline on wholesale side, where we really starting to see if you are in low-end wholesale voice, I’ll tell you what those margins are getting pretty tough and then decline the consumer a bit. Okay, and you sort of net those two out and that is structurally, where you're at. Okay.

A. Goshko	Okay, great. I’ll follow up with you on that then.

B. Blakely

Thanks a lot. We will get with you on the model afterwards, but we do appreciate the question. I just wanted to give you a feel, just operationally.

I want to thank, everybody again for hanging with us, and your support through the course of the year. As we look forward, I do realize it was a pretty tough weather day for everybody. I’ll have to admit that our office was actually closed this morning, so a number of our folks ended up actually sleeping here. So, so those of you, you can go home and take your shower now and thanks everybody for all your support. Have a great day. Bye-bye.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”).

We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

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